Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

02015407

By Airmail

4th February 2002

02 FEB 26 AM 8:23

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

I enclose for your information a notification dated 4th February 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

dw 2/26

[Cng/VK/div2002feb/p.3]

www.jardines.com
Incorporated in Bermuda with limited liability

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Notice of Results
Released	08:29 4 Feb 2002
RNS Number	9038Q

JARDINE MATHESON HOLDINGS LIMITED
2001 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2001 of the above Company will be considered is Wednesday, 27th February 2002.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

4th February 2002

www.jardines.com

END